JOHN HANCOCK VARIABLE INSURANCE TRUST
601 Congress Street
Boston, MA 02210-2805
March 2, 2012
VIA EDGAR
Sonny Oh
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed January 11, 2012) (File Nos. 2-94157; 811-4146)
Dear Mr. Oh:
This letter responds to the comments of the staff of the Securities and Exchange Commission (the “SEC”) that were conveyed to Betsy Seel, Assistant Secretary of John Hancock Variable Insurance Trust (the “Trust” or the “Registrant”), by telephone on February 24, 2012 with respect to post-effective amendment No. 98 to the registration statement of the Trust on Form N-1A (the “Amendment”), which was filed with the SEC via EDGAR on January 11, 2012. The Amendment relates to Strategic Equity Allocation Trust, a newly established series of the Trust (the “Fund”). Capitalized terms used and not defined herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in the Fund’s definitive form of prospectus, which the Trust will file pursuant to Rule 497(c) under the Securities Act of 1933, as amended (the “Securities Act”).
Prospectus:
Comment 1: If the Registrant distributes a summary prospectus, the legend set forth in Rule 498(b)(1)(v) under the Securities Act should be included in the summary prospectus.
     Response: The Registrant does not distribute a summary prospectus.
Comment 2: The Registrant must file a post-effective amendment containing an interactive data file relating to the Amendment, as required by Rule 405 of Regulation S-T and General Instruction C.3.(g) of Form N-1A, no later than 15 business days after the effective date of the Amendment.
     Response: This filing will be made.

Comment 3: On the facing page of the Registrant’s post-effective amendment, include the Registrant’s phone number (including area code) and the caption “Approximate Date of Proposed Public Offering.”
     Response: The Registrant will include its phone number on the facing page in its next post-effective amendment. In addition, the Registrant will include the following information on the facing page: “Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.”
Comment 4: On the first page of the prospectus, include the parenthetical (“formerly known as “John Hancock Trust”) below the name of the Trust.
     Response: The name of the Trust was changed to John Hancock Variable Insurance Trust effective May 1, 2011, and a parenthetical to this effect was included on the first page of the Registrant’s May 1, 2011 prospectus. Accordingly, the Registrant does not believe that it is necessary to include the parenthetical on the first page of its May 1, 2012 prospectus, and therefore, respectfully declines to make the requested change.
Comment 5A: On the back cover of the prospectus under “Annual/Semiannual Report to Shareholders,” the reference to the Trust’s performance should be to the Trust’s most recent fiscal year end performance.
     Response: This change will be made.
Comment 5B: On the back cover of the prospectus, include the URL of the Public Reference Room of the SEC and confirm that the zip code for the Public Reference Room of the SEC is correct.
     Response: The URL of the Public Reference Room will be added to the back cover of the prospectus and the zip code of the Public Reference Room of the SEC will be verified.
Comment 5C: On the back cover, the font of the registration number under the Investment Company Act of 1940, as amended (the “1940 Act”), should be slightly smaller than the font of the text of the prospectus.
     Response: This change will be made.
Comment 6A: Amend and restate the first paragraph under “Fees and Expenses” to be as follows:
“This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. They are based on estimated expenses for the current fiscal year. The fees and expenses do not reflect fees and expenses for the variable insurance contracts and would be higher if they did. For more information on the fees of the variable insurance contracts see the contract prospectus.”
     Response: This change will be made.

Comment 6B: Under “Annual Fund Operating Expenses” in the table list Management Fees, Distribution and Series (12b-1) fees, Other Expenses and Total Operating Expense on the vertical axis and the series of the Trust on the horizontal axis. In addition, complete the blank under “Other Expenses” for Series NAV shares of the Fund.
     Response: The Registrant believes that listing Management Fees, Distribution and Series (12b-1) fees, Other Expenses and Total Operating Expense on the horizontal axis and the Fund’s name on the vertical axis complies with the requirements of Form N-1A. The Registrant will complete the blank under “Other Expenses” for Series NAV shares of the Fund.
Comment 6C: Under “Fees and Expenses,” disclose any Shareholder Fees, as described in Item 3 of Form N-1A, that are imposed on the Fund’s shares.
     Response: Shareholders Fees as described in Item 3 of Form N-1A, are not imposed on the Fund’s shares and, therefore, are not disclosed.
Comment 6D: Confirm that the Fund is not required to disclose Acquired Fund Fees and Expenses as a separate line in the Fee Table pursuant to the requirements of Form N-1A.
     Response: The Registrant confirms that the Fund is not required to disclose Acquired Fund Fees and Expenses as a separate line in the Fee Table pursuant to the requirements of Form N-1A.
Comment 7A: Pursuant to Item 4(a) of Form N-1A, in the Risk/Return Summary of the prospectus, the principal investment strategies of the Fund should be summarized with the complete disclosure set forth in the statutory prospectus.
     Response: This change will be made.
Comment 7B: The Fund has a policy of investing at least 80% of its net assets in U.S. and foreign equity securities of any market capitalization, including futures on indexes of equity securities. Please add a statement that this policy may be changed without shareholder approval.
     Response: Under “Management — Trustees,” the prospectus states that “The Board may change the investment objective and strategy of the fund without shareholder approval.” Registrant believes that this statement is sufficient to disclose that the Fund’s 80% policy (as well as its investment strategy in general) may be changed without shareholder approval, and therefore, respectfully declines to make this change.
Comment 7C: The Fund may invest in lower rated fixed-income securities. Please state in the prospectus that these securities are “also known as “junk bonds.”
     Response: This change will be made.
Comment 7D: The risks listed under “Principal Risks of Investing in the Fund” should reflect the risks of the Fund’s principal investment strategies. Therefore, include the risks of investing in both growth stocks and value stocks.

     Response: This change will be made.
Comment 7E: Under “Principal Investment Strategies, Use of Hedging and Other Strategic Transactions” in the summary section of the prospectus, remove any cross references to other sections of the prospectus and instead summarize the investment strategy in that section of the prospectus.
     Response: This change will be made.
Comment 7E: The investment policies of the Fund indicate that it may invest in derivatives. Therefore, please review the description of the Fund’s derivatives investments in the prospectus to ensure that the disclosure fully describes how the Fund will use derivatives and the risks associated with this use. See the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.
     Response: The derivatives disclosure in the prospectus will be reviewed and any necessary changes will be made.
Comment 8A: Since the Fund’s portfolio turnover rate may exceed 100%, add the risks of a high portfolio turnover rate.
     Response: This change will be made.
Comment 8B: The principal risks of investing in the Fund should be set forth in the statutory prospectus and then summarized in the summary section of the prospectus. In addition, “lower-rate fixed-income securities risk and high yield securities risk” should be a separate risk in the statutory prospectus and not a subsection of Fixed Income Securities Risk. The disclosure regarding the risks of investing in mortgage-backed and asset-backed securities should also be expanded.
     Response: These changes will be made.
Comment 9A: Reformat the table of subadvisers and portfolio managers to clearly distinguish which subadviser employs which portfolio managers.
     Response: This change will be made.
Comment 9B: Include in the summary section of the prospectus, information regarding each portfolio manager, as required by Item 5(b) of Form N-1A.
     Response: This change will be made.
Comment 9C: Include disclosure that the basis for the Board of Trustees’ approving the advisory and subadvisory agreements for the Fund will be available in the Fund’s next semi annual report.
     Response: The Registrant notes that, under the heading “Management — Investment Management,” the prospectus states that “A discussion regarding the basis for the Board’s approval of the advisory and subadvisory agreements for the fund will be available in the fund’s first shareholder report.” As the commencement date of the Fund’s operations is uncertain, the Registrant believes that this statement more precisely describes the shareholder report in which such Board discussion will appear.
Comment 10: Under “Purchases and Sale of Fund Shares” disclose any minimum initial or subsequent investment requirements, as required by Item 6(a) of Form N-1A, and disclose that the shares of the Fund are redeemable describing the procedures for redeeming shares.
     Response: The Fund does not have any minimum or initial investment requirements or any subsequent investment requirements. Shares of the Fund are not sold directly to the public but are instead sold to insurance companies and their separate accounts, to other series of the Trust and to certain other entities as listed in the prospectus. The prospectus will be amended to state that shares of the Fund are redeemable on any business day by written request.
Comment 11A: Under “Disruptive Short-Term Trading” state that such trading may adversely affect the Fund’s performance.
     Response: This change will be made.
Comment 11B: Please list the restrictions that the Fund has imposed on disruptive short term trading and whether these restrictions are applied uniformly. If such restrictions are not applied uniformly, add disclosure to this effect and the risks associated therewith.
     Response: Shares of the Fund are not sold directly to the public, but rather to other series of the Trust and to affiliated insurance company separate accounts as an underlying investment vehicle for variable insurance products. As stated in the prospectus, pursuant to Rule 22c-2 under the 1940 Act, the Trust and each insurance company that uses the Trust as an underlying investment vehicle have entered into information sharing agreements under which the insurance companies are obligated to: (i) adopt, and enforce during the term of the agreement, a short-term trading policy the terms of which are acceptable to the Trust, (ii) furnish the Trust, upon its request, with information regarding contract holder trading activities in shares of the Trust; and (iii) enforce its short-term trading policy with respect to contract holders identified by the Trust as having engaged in Disruptive Short-Term Trading. Further, when requested information regarding contract holder trading activity is in the possession of a financial intermediary rather than the insurance company, the agreement obligates the insurance company to undertake to obtain such information from the financial intermediary, or if directed by the Trust, to cease to accept trading instructions from the financial intermediary for the contract holders.
However, as stated in the prospectus, insurance companies have legal and technological limitations on their ability to impose restrictions on disruptive short term trading and such limitations may vary among insurance companies and insurance products. Further, sales of Trust shares through insurance company separate accounts and omnibus or other nominee accounts are aggregated for all investors for presentation to the Trust on a net basis, inherently making it more difficult for the Trust to identify short-term trading in the Trust and the investor making the transaction. Therefore, no assurance can be given that the Trust will be able to impose uniform restrictions on all insurance companies and all insurance products using the Trust as its underlying investment vehicle or that it will be able to successfully impose restrictions on all Disruptive Short-Term Trading. The prospectus currently includes the risks of the Trust not successfully preventing all Disruptive Short-Term Trading. These risks include: higher brokerage costs, maintaining higher cash levels (limiting the Fund’s ability to achieve its investment objective and affecting the subadvisers’ ability to effectively manage the Fund) and potential dilution with respective to long-term investments.
Comment 11C: The prospectus notes that market timers may target funds with significant investments in the following types of investments: (a) foreign securities, (b) high yield securities and (c) small cap securities. Please state whether the Trust invests in any of these types of investments:
     Response: This change will be made.
Comment 12: Please confirm that the URL listed under “XBRL Filing” is correct.
     Response: The ULR will be confirmed.
Statement of Additional Information:
Comment 13: On the front cover of the Statement of Additional Information (“SAI”) reformat the table to provide a heading for the ticker symbols.
     Response: This change will be made.
Comment 14: Under “Investment Policies” clarify which of the investment policies listed are principal investment policies.
     Response: The principal investment policies of the Fund are listed in the prospectus. The SAI contains further disclosure regarding certain of these principal investment policies as well as disclosure on other investment policies of the Fund. The heading “Additional Investment Policies” will be removed to avoid confusion as to which investment policies are principal policies and which are not.
Comment 15A: Under “Management of JHVIT” list the age of each Trustee and Officer, not their date of birth.
     Response: Since shares of the Trust are continuously offered we believe that listing the birth years of the Trust’s Trustees and Officers provides more accurate information to investors than listing their ages.
Comment 15B: Under “Management of JHVIT, Independent Trustees,” conform the table to provide all information required by Instruction 2(a) of Item 17 of Form N-1A.
     Response: All information required by Instruction 2(a) will be provided.

Comment 15C: Under “Management of JHVIT, Duties and Compensation of Trustees,” conform the compensation table to the requirements of Item 17(c) of Form N-1A.
     Response: Registrant believes the compensation table conforms to the requirements of Item 17(c), noting that officers of the Trust do not receive compensation from the Trust.
Comment 15D: Under “Management of JHVIT, Trustee Ownership of Funds,” conform the table to the requirements of Item 17(b)(4) of Form N-1A. Actual dollar ranges of ownership should be included, not symbols representing such ranges.
     Response: Registrant believes that the table conforms to the requirements of Item 17(b)(4) of Form N-1A.
Comment 15E: Under “Investment Management Arrangements and Other Services — Subadvisory Fees,” disclose how the subadvisory fees are calculated.
     Response: This change will be made.
Comment 16A: Under “Policy Regarding Disclosure of Portfolio Holdings,” for each person or entity that receives information regarding portfolio holdings, disclose the frequency of such disclosure and the lag, if any, between the date of the information and the date on which the information is disclosed.
     Response: This change will be made.
Comment 16B: Under “Policy Regarding Disclosure of Portfolio Holdings,” disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.
     Response: The Registrant notes that this section of the SAI states (in pertinent part) that: “Exceptions to the portfolio holdings release policy can only be approved by JHVIT’s CCO or his duly authorized delegate after considering: (a) the purpose of providing such information; (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon; and (c) whether such disclosure is in the best interest of the shareholders.”
Part C:
Comment 17: Revise Part C to conform the headings of each section of Part C to the corresponding Item numbers of Part C of Form N-1A.
     Response: This change will be made in the next post-effective amendment filed for the Trust.
Comment 18: For Item 31 (Business and Other Connections of the Investment Adviser) when incorporating by reference the Form ADV disclosure of the adviser or any subadviser, include the file number of the Form ADV.
     Response: This change will be made.

Per the SEC staff’s request, the Registrant acknowledges the following:
-	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

-	staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the SEC from taking any action with respect to the Amendment; and

-	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 if you have any questions.
Very truly yours,

/s/Betsy Anne Seel Betsy Anne Seel,
Senior Counsel and Assistant Secretary